UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

BB HOLDINGS LIMITED

(formerly Carlisle Holdings Limited)

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BB HOLDINGS LIMITED
(formerly Carlisle Holdings Limited)

Date: September 12, 2005	By:	/s/ P. T. OSBORNE
Philip T. Osborne
Company Secretary

2

60 Market Square	Telephone	+501 227 2390
PO Box 1764		+501 227 7178
Belize City, Belize	Facsimilie	+501 227 4443
Central America		+501 223 2389

September 2005

Dear Shareholder

Please find enclosed a copy of the BB Holdings Limited (formerly Carlisle Holdings Limited) Annual Report and Accounts for the year ended March 31, 2005.

The Company issued two press announcements on August 8th and August 31st regarding a reorganization of Carlisle Holdings Limited which has been effected by a demerger of its UK and Ireland businesses through a dividend distribution of shares. This demerger has now been completed and shares in the new Company, Carlisle Group Limited, will be distributed to shareholders shortly.

As part of the demerger, Carlisle Holdings Limited has been renamed BB Holdings Limited and continues to trade on both NASDAQ in the US and AIM in the UK under a new ticker symbol, BBHL.

The demerged business, Carlisle Group Limited was listed on AIM in the UK with effect from August 31, 2005 under the ticker symbol CXG.

Yours sincerely

Philip T. Osborne
Company Secretary

Annual Report 2005

A leader in business services

Carlisle is a leader in the services sector in the United States and United Kingdom with a long-standing reputation for quality service. Our success is based on partnership: we not only seek customer feedback, we rely on it to deliver the superior services our customers need to maximize efficiency and maintain a competitive edge.

Annual Report 2005

A leader in business services

Facilities Services US—Carlisle’s OneSource business is a leading provider of outsourced facilities services in the United States. Through a workforce of more than 30,000 service professionals OneSource provides cost-effective commercial cleaning, building maintenance, groundskeeping and managed specialty services to more than 10,000 commercial, institutional and industrial customers throughout 195 metropolitan areas in 45 states and Puerto Rico.

Facilities Services UK and Ireland—In the United Kingdom and Ireland, Carlisle operates under the brand name Carlisle Facilities Services, providing contract cleaning and support services as well as manned guarding and security related services at more than 1,000 customer locations. This business mainly serves the Transport, Public Sector and Retail industries. Within the Retail Services market the business has a separate specialist brand offering retail merchandising services to leading food and DIY retailers.

Staffing Services UK and Ireland—The Staffing Services division provides temporary and permanent staff recruitment services to more than 5,000 clients per week across the public and private sectors through a number of market specific brands. The division has a significant presence in the markets for Office, Technology/Telecoms, Scientific, Education, Health and Social Care, Legal and Financial and Industrial. Staffing Services also offers recruitment outsourcing services that deliver tailored solutions to manage all of a client’s human resource needs.

Financial Services—The financial services business is the market leader in Belize where the Belize Bank is the largest, full service commercial and retail banking operation in the country with a head office in Belize City and twelve regional branches. The Belize Bank is a key provider of various banking services to both domestic and international customers and has a loan portfolio in excess of $330 million.

Carlisle Holdings Limited

Corporate overview

Carlisle is a leading provider of outsourced facilities services and staffing services in the United States, the United Kingdom, and the Republic of Ireland. Carlisle serves more than 16,000 commercial, industrial, and municipal clients and employs more than 36,000 full and part-time staff. Through its ownership of the Belize Bank, Carlisle has the largest full service, commercial and retail banking operation in Belize.

Contents

02—Letter to the Shareholders

06—Condensed Consolidated Financial Statements

12—Corporate Information

13—Shareholder Information

Letter to the Shareholders

Improving quality and efficiency

Management in all divisions did a good job of customer retention and development in challenging markets. New business development has also opened up additional opportunities. At the same time, cash flow generation facilitated continuing investment in new, improved technology and back office platforms. This improved efficiency and will ensure the capability to pursue continued growth.

While we are pleased with the progress in all divisions, we remain focused on two priorities: consistently providing high-quality services and controlling operating costs. As part of our focus on building value for shareholders, Carlisle has declared dividends for the first time during the last twelve months and will consider further distributions in the future.

The business services sector is competitive and we are aware that our customers have many choices. We are encouraged that so many companies continued to choose Carlisle during the past year. With its focus on cost-effective solutions, OneSource maintained its good record of customer retention and won several new contracts. Facilities Services in the UK met its goals and enjoyed solid year-on-year revenue growth, in spite of more onerous licensing requirements in the security business. Staffing Services has largely completed the integration of Professional Staff and is poised to benefit from the expanded operation in the year ahead.

Our financial services business is the market leader in Belize and continued to perform strongly in both its retail and commercial operations.

Facilities Services—OneSource helps property management firms, facility managers and building owners in the US enhance their facility’s image, optimize overall returns on property investments and provide a clean and comfortable environment for customers and employees. OneSource met revenue expectations for the year with continued success in both competitive rebid situations and new business development.

From the shoppers at Saks Fifth Avenue to the millions of passengers that pass through the Pittsburgh International Airport each year, our clients’ customers benefit from the results of OneSource’s proven process. And we help our clients in tangible ways.

02—03

As an example, one of the largest office building owners in the US awarded OneSource a major contract expansion in California this year. This award was based on OneSource’s ability to integrate performance-based cleaning measurements into service operations. The new contract structure allows the building owner to reward OneSource employees for meeting or exceeding superior quality standards which are tied directly to tenant satisfaction. The superior quality of OneSource’s janitorial services helped the Pittsburgh International Airport (PIT) score number one in the United States and number two in the world among airports of comparable size on J.D. Power and Associates 2004 Global Airport Passenger Satisfaction Study; PIT also topped the list in 2003.

Success in the coming year will mean staying competitive on all fronts: service, price and technology. Management is committed to running a lean and efficient organization while providing service solutions that help our customers fully appreciate the OneSource difference.

The Facilities Services business in the UK is well established and saw performance improve over the last year. The business is a leading UK cleaning operator, particularly in the Retail and Transport sectors. The security business has been providing safe and secure environments for over 10 years and continues to invest in support systems to meet evolving customer needs. New business wins in the Transport sector included expanded security services for the London Underground and integrated security services for the public transport community in Merseyside. Retail merchandising also successfully expanded during the year beyond the DIY environment. Priorities for the months ahead remain fixed on efficiency improvement and profitable growth.

Staffing Services—Carlisle Staffing Services provides a full range of temporary and permanent staffing services and solutions and also offers tailored human resources and recruitment services to blue chip clients and government departments. The division achieved moderate organic year-on-year revenue growth, with an improving market for Technology/Telecoms staffing driving performance. Operating profit was impacted by one-time charges related to the integration of Professional Staff, which is now largely complete. Now, the combined operation can offer expanded services and refer business among a broader range of brands. Staffing Services expects both to pursue organic growth and seek opportunistic acquisitions that add value to their existing structure.

Financial Services—Our financial services business is the market leader in Belize where it offers a comprehensive range of services to domestic and international customers. The Belize Bank is the largest, full service commercial and retail banking operation in the country with a loan portfolio in excess of $330 million. The financial services business continued to perform strongly and made an excellent contribution to operating income in fiscal 2005.

03—04

Letter to the Shareholders

continued

Dividends—As part of the Company’s commitment to building shareholder value, the directors declared dividends for the first time during the last twelve months. The dividends included distributions to Carlisle shareholders outside the US who were awarded shares in three cash rich, wholly-owned subsidiaries of Carlisle while US holders received cash equivalents. The shares of the three companies which were part of the distributions, Seashell, Seashell II and Bombshell, have all been admitted for trading on the Alternative Investment Market in London. Seashell has already made an investment in Wraith plc, a specialist in the hire and sale of portable accommodation units, and the other companies will seek similar investments in entrepreneurial businesses to increase the value of their shares.

The directors will keep the dividend policy under review with a view to similar distributions in the future.

Outlook—The outlook for the markets in which we operate remains challenging. Our goal is to grow by distinguishing our services so customers regard the Company not as a commodity service provider, but as a partner and resource manager.

We take great pride in our brands and I’d like to thank the management and staff who ensure brand integrity through consistent, high-quality service delivery. We will work to continue to improve our performance in fiscal 2006.

Lord Ashcroft, KCMG

Chairman

04—05

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of Carlisle Holdings Limited

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Carlisle Holdings Limited and its subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2005 (not presented herein) appearing in the Annual Report on Form 20-F for the fiscal year ended March 31, 2005; and in our report dated July 8, 2005, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

London, United Kingdom

July 8, 2005

05—06

Condensed Consolidated

Balance Sheets

At March 31	2005 $m	2004 $m
Assets
Service Businesses
Current assets:
Cash and cash equivalents	19.9	31.3
Trade accounts receivable – net	170.8	167.6
Other current assets	28.8	29.9
Total Service Businesses current assets	219.5	228.8
Property, plant and equipment – net	23.7	24.0
Associates	52.8	47.5
Goodwill – net	400.4	397.7
Other long-term assets	41.6	40.1
Total Service Businesses assets	738.0	738.1
Financial Services
Cash, cash equivalents and due from banks	26.9	22.9
Interest-bearing deposits with correspondent banks	55.8	40.0
Loans – net	337.6	304.5
Other assets	41.0	29.6
Total Financial Services assets	461.3	397.0
Total assets	1,199.3	1,135.1
Liabilities and shareholders’ equity
Service Businesses
Current liabilities:
Short-term debt	46.2	49.6
Accounts payable	28.3	23.7
Accrued personnel costs	49.6	48.6
Insurance reserves – current portion	18.3	20.3
Other current liabilities	50.9	48.7
Total Service Businesses current liabilities	193.3	190.9
Insurance reserves – long-term portion	48.1	48.7
Other long-term liabilities	13.7	15.2
Minority interests	4.1	5.3
Total Service Businesses liabilities	259.2	260.1
Financial Services
Deposits	341.4	306.3
Long-term debt	15.0	15.0
Other liabilities	8.3	8.5
Total Financial Services liabilities	364.7	329.8
Total liabilities	623.9	589.9
Shareholders’ equity:
Share capital (ordinary shares of no par value – 62,554,040)	0.6	0.6
Additional paid-in capital	313.1	308.9
Treasury shares	(19.0)	(17.3)
Retained earnings	258.4	233.7
Cumulative other comprehensive income	22.3	19.3
Total shareholders’ equity	575.4	545.2
Total liabilities and shareholders’ equity	1,199.3	1,135.1

06—07

Condensed Consolidated

Statements of Income

Year ended March 31	2005 $m	2004 $m	2003 $m
Service Businesses
Net sales	1,380.0	1,225.6	1,139.5
Cost of sales	(1,181.5)	(1,052.3)	(976.6)
Selling, general and administrative expenses	(189.8)	(163.4)	(149.6)
Restructuring and other non-recurring items	—	—	(1.2)
Operating income – Service Businesses	8.7	9.9	12.1
Financial Services
Interest income	48.0	43.9	39.0
Interest expense	(15.2)	(12.0)	(9.2)
Net interest income	32.8	31.9	29.8
Provision for loan losses	(1.1)	(0.7)	(0.7)
Net non-interest expense	(0.8)	(1.3)	(1.6)
Restructuring and other non-recurring items	—	—	1.5
Operating income – Financial Services	30.9	29.9	29.0
Corporate expenses	(6.0)	(4.7)	(6.5)
Total operating income	33.6	35.1	34.6
Associates	5.3	4.2	4.9
Interest income	1.5	1.0	0.2
Interest expense	(3.4)	(4.0)	(5.8)
Income before income taxes	37.0	36.3	33.9
Income taxes	(1.0)	(0.9)	(1.6)
Income after income taxes	36.0	35.4	32.3
Minority interests	(2.0)	(0.8)	(1.0)
Income from continuing operations	34.0	34.6	31.3
Income from discontinued operations	—	9.7	4.9
Net income	34.0	44.3	36.2

Basic earnings per ordinary share – net income	$0.56	$0.74	$0.61

Diluted earnings per ordinary share – net income	$0.56	$0.73	$0.61

07—08

Condensed Consolidated Statements

of Changes in Shareholders’ Equity

	Share capital $m	Additional paid-in capital $m	Treasury shares $m	Retained earnings $m	Cumulative other comprehensive income (loss) $m	Total $m
At April 1, 2002	0.6	307.7	(21.3)	153.2	(18.9)	421.3
Net income	—	—	—	36.2	—	36.2
Disposal of treasury shares	—	(1.8)	2.7	—	—	0.9
Currency translation adjustments	—	—	—	—	15.6	15.6
Minimum pension liability	—	—	—	—	(1.5)	(1.5)
Other movements	—	(0.2)	—	—	—	(0.2)
At March 31, 2003	0.6	305.7	(18.6)	189.4	(4.8)	472.3
As-if pooling of interests with Ohsea	—	3.8	—	—	—	3.8
Net income	—	—	—	44.3	—	44.3
Purchase of treasury shares	—	—	(0.1)	—	—	(0.1)
Disposal of treasury shares	—	(0.7)	1.4	—	—	0.7
Currency translation adjustments	—	—	—	—	24.4	24.4
Minimum pension liability	—	—	—	—	(0.3)	(0.3)
Other movements	—	0.1	—	—	—	0.1
At March 31, 2004	0.6	308.9	(17.3)	233.7	19.3	545.2
Ordinary shares issued	—	1.7	—	—	—	1.7
Net income	—	—	—	34.0	—	34.0
Dividend	—	—	—	(9.3)	—	(9.3)
Purchase of treasury shares	—	2.6	(2.6)	—	—	—
Disposal of treasury shares	—	(0.1)	0.9	—	—	0.8
Currency translation adjustments	—	—	—	—	3.6	3.6
Minimum pension liability	—	—	—	—	(0.6)	(0.6)
At March 31, 2005	0.6	313.1	(19.0)	258.4	22.3	575.4

08—09

Condensed Consolidated

Statements of Cash Flows

Year ended March 31	2005 $m	2004 $m	2003 $m
Cash flows from operating activities
Net income	34.0	44.3	36.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12.0	23.6	22.6
Discount amortization on insurance reserves	3.4	3.4	3.6
Restructuring and other non-recurring items	—	—	0.2
Provision for loan losses	1.1	0.7	0.7
Undistributed earnings of associates	(5.3)	2.2	(2.3)
Refinancing costs amortization	—	0.9	0.9
Deferred income taxes	—	0.8	—
Minority interests net of distributions	0.3	3.0	3.2
Gain on disposal of discontinued operations	—	(4.7)	—
Other	(0.7)	0.2	(1.0)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(0.9)	2.5	33.0
(Increase) in other assets	(0.6)	(2.5)	(3.3)
Increase (decrease) in accounts payable	4.2	(3.5)	(0.1)
Increase (decrease) in accrued personnel costs	0.4	(0.2)	(0.1)
(Decrease) in insurance reserves	(6.0)	(6.8)	(8.1)
(Decrease) in other liabilities	(6.5)	(2.3)	(14.4)
Net cash provided by operating activities	35.4	61.6	71.1

Cash flows from investing activities
Purchase of property, plant and equipment	(12.1)	(18.0)	(40.6)
Disposal of property, plant and equipment	0.3	0.3	1.1
Acquisition of businesses	—	(9.3)	(5.4)
Disposal of discontinued operations	—	48.1	—
(Increase) decrease in interest-bearing deposits with correspondent banks	(15.8)	12.3	(14.7)
(Increase) in Government securities	(9.9)	—	—
(Increase) in loans to customers	(33.5)	(39.3)	(37.6)
Net cash (utilized) provided by investing activities	(71.0)	(5.9)	(97.2)

Cash flows from financing activities
Proceeds from long-term debt	—	1.0	10.2
Repayment of long-term debt	—	(3.0)	(25.8)
Debt refinancing costs	—	—	(0.4)
Increase (decrease) in short-term debt	2.3	(7.6)	(14.0)
(Increase) in restricted cash deposits	(0.8)	(46.6)	—
Increase in deposits	35.1	15.0	58.3
Net sale of treasury shares	0.8	0.7	0.9
Dividend	(9.3)	—	—
Other	—	(0.3)	—
Net cash provided (utilized) by financing activities	28.1	(40.8)	29.2

Currency translation adjustments	0.1	(0.1)	0.5
Net change in cash, cash equivalents and due from bank	(7.4)	14.8	3.6
Cash, cash equivalents and due from banks at beginning of year	54.2	39.4	35.8
Cash, cash equivalents and due from banks at end of year	46.8	54.2	39.4

Cash – service businesses	19.9	31.3	13.3
Cash – financial services	26.9	22.9	26.1
	46.8	54.2	39.4

09—10

Condensed Segmental

Analysis

Year ended March 31	2005 $m	2004 $m	2003 $m
Business analysis
Net sales
Facilities Services	943.5	904.4	917.2
Staffing Services	436.5	321.2	222.3
	1,380.0	1,225.6	1,139.5

Operating income
Facilities Services	6.7	7.0	2.6
Staffing Services	2.0	2.9	9.5
	8.7	9.9	12.1
Financial Services	30.9	29.9	29.0
Corporate expenses	(6.0)	(4.7)	(6.5)
	33.6	35.1	34.6

Depreciation
Facilities Services	7.6	8.4	9.9
Staffing Services	3.6	3.4	2.2
	11.2	11.8	12.1
Financial Services	0.7	0.8	0.7
Corporate	0.1	0.1	0.1
	12.0	12.7	12.9
Discontinued operations	—	10.9	9.7
	12.0	23.6	22.6

Capital expenditures
Facilities Services	8.1	3.8	5.0
Staffing Services	2.7	1.6	3.0
	10.8	5.4	8.0
Financial Services	1.3	3.7	2.4
Corporate	—	—	—
	12.1	9.1	10.4
Discontinued operations	—	8.9	30.2
	12.1	18.0	40.6

Goodwill
Facilities Services	275.2	276.1	266.0
Staffing Services	125.2	121.6	101.8
	400.4	397.7	367.8
Discontinued operations	—	—	0.8
	400.4	397.7	368.6

Total assets
Facilities Services	524.7	475.4	419.9
Staffing Services	152.8	195.0	137.2
	677.5	670.4	557.1
Financial Services	461.4	397.0	372.9
Associates	52.8	47.5	49.7
Corporate	7.6	20.2	2.7
	1,199.3	1,135.1	982.4
Discontinued operations	—	—	100.9
	1,199.3	1,135.1	1,083.3

10—11

Condensed Segmental

Analysis continued

Year ended March 31	2005 $m	2004 $m	2003 $m
Geographical analysis
Net sales
United States	781.6	780.7	788.7
United Kingdom	598.4	444.9	350.8
	1,380.0	1,225.6	1,139.5

Operating income
United States	4.3	5.2	(2.1)
United Kingdom	4.4	4.7	14.2
Belize	24.9	25.2	22.5
	33.6	35.1	34.6

Total assets
United States	339.6	354.3	311.6
United Kingdom	337.9	316.1	245.6
Belize	521.8	464.7	425.2
	1,199.3	1,135.1	982.4
Discontinued operations	—	—	100.9
	1,199.3	1,135.1	1,083.3

11—12

Corporate Information

Board of Directors

Lord Ashcroft, KCMG—Chairman and Chief Executive Officer.

Formerly Chairman and Chief Executive Officer of ADT Limited (1977 to 1997), a company listed on the New York Stock Exchange. He was Belize’s Permanent Representative to the United Nations until April 2000 and Treasurer of the Conservative and Unionist Party in the UK from 1998 to 2001. He was appointed to the Board of the Conservative and Unionist Party in the UK in May 2005. He is currently Assistant Treasurer of the International Democrat Union and Chairman of Trustees for a number of charities – Crimestoppers Trust, Industry in Education and Prospect Education (Technology) Trust Limited. In March 2000, he was appointed as a life peer in the British House of Lords and in June 2000 he was awarded a Knighthood (KCMG – Knight Commander of the Order of St. Michael and St. George) for public service to the community and country of Belize. In November 2001, he was invested as Chancellor of Anglia Polytechnic University (APU) in the UK.

Sir Edney Cain—Non-Executive Director and member of the Audit Committee.

Sir Edney Cain is now in retirement after a distinguished career in the public service in Belize, which included positions as Financial Secretary to the Government of Belize, Governor of the Central Bank of Belize and Belize High Commissioner to the UK.

David Hammond—Non-Executive Deputy Chairman and Chairman of the Executive Committee and of the Audit Committee.

Mr Hammond is Chairman of BCA Holdings Limited. He was previously Deputy Chairman of ADT Limited from 1989 to 1996 and Director and Chairman of the Audit Committee of American Medical Response Inc. from 1993 to 1997. He was a member of the Competition Commission in the UK from 1995 to 2001. He is a Chartered Accountant and has over 30 years’ experience in the services industry.

Cheryl Jones—Director.

Ms Jones was appointed Chairman and Chief Executive Officer of OneSource in April 2003. She was previously appointed as Executive Vice President in June 2002 having joined OneSource as Senior Vice President in June 2001. Prior to OneSource, she served as Senior Vice President of National Linen Service, a subsidiary of National Service Industries, Inc. where she held a variety of senior management positions from 1994 to 2001.

Emory King—Non-Executive Director.

Mr King is now in semi-retirement after a career in insurance and real estate. He is presently involved in publishing, printing and public relations. He is also a Justice of the Peace in Belize.

John Searle—Non-Executive Director and member of the Audit Committee.

Mr Searle is Chairman and Managing Director of Belize Global Travel Services Limited which carries on the business of a travel agency and tourism.

Officers

Peter Gaze—Executive Vice President, Chief Financial Officer and Member of the Executive Committee.

Mr Gaze has been Executive Vice President and Chief Financial Officer of Carlisle Holdings Limited since 1998. He is a Fellow of the Institute of Chartered Accountants in England and Wales, having trained with the international accounting firm of PricewaterhouseCoopers in London. Prior to joining Carlisle, he was the Group Financial Controller of ADT Limited from 1990 to 1997.

Philip Osborne—Company Secretary. Mr Osborne has been Secretary of Carlisle Holdings Limited since 1993. He is a Solicitor and a member of the Law Society of England and Wales. Before joining Carlisle, he worked as a legal adviser to the London Stock Exchange and The Securities Association in the UK and for the international law firms of Clifford Chance and SJ Berwin & Co. He is a member of the Belize Bar and the country representative for Belize of the International Bar Association.

Richard Bradford—Carlisle Group UK and Ireland, Chief Executive.

Mr Bradford joined Carlisle’s Staffing Services business as Chief Executive in 1997 from Exel plc where he had broad-ranging line management experience in different businesses in a range of roles from Branch Manager to Managing Director. This spanned an 11-year period, during which a significant time was also spent on secondment to McKinsey & Co. In 2001, he became Chief Executive of Carlisle’s operations in the UK and Ireland.

Philip Johnson—Financial Services, President.

Mr Johnson has been President of Carlisle’s Financial Services businesses since 1995. Prior to joining Carlisle, he spent over ten years in a variety of commercial roles, including over seven years with Lonrho PLC, having previously qualified as a Chartered Accountant.

12—13

Shareholder Information

Market information—Carlisle Holdings Limited ordinary shares are currently traded in the Over-the-Counter Market and quoted on the NASDAQ National Market in the United States under the symbol ‘CLHL’ and on the Alternative Investment Market of the London Stock Exchange in the United Kingdom (‘AIM’) under the symbol ‘CLH’. The table below sets forth the quarterly high and low reported prices of the ordinary shares in US dollars.

	Range of ordinary High $	Share prices Low $
Fiscal 2004
First Quarter	3.85	2.81
Second Quarter	6.50	3.58
Third Quarter	6.52	5.85
Fourth Quarter	6.55	5.59

Fiscal 2005
First Quarter	7.55	5.56
Second Quarter	7.39	6.05
Third Quarter	7.24	6.25
Fourth Quarter	7.50	6.52

Company websites	Co-transfer agent
www.carlisleholdings.com	The Belize Bank Limited
www.one-source.com	60 Market Square
www.carlislegroup.co.uk	PO Box 364
Belize City
Registered office	Belize
60 Market Square	Central America
PO Box 1764	Telephone +501 227 7132 ext 259
Belize City
Belize	Investor information
Central America	Makinson Cowell (US) Limited
Telephone +501 227 2390	One Penn Plaza
+501 227 7178	250 W. 34th St., Suite 1935
info@carlisleholdings.com	New York
New York 10119
Registrar and transfer agent	United States
(in the USA)	Telephone +1 212 994 9044
The Bank of New York	inquiries@makinson-cowell.com
101 Barclay Street, 11E
New York	Nominated adviser
New York 10286	(for AIM in the UK)
United States	Cenkos Securities Limited
Telephone +1 800 524 4458	6.7.8 Tokenhouse Yard
+1 212 815 3700	London EC2R7AS
https://www.stockbny.com	United Kingdom
shareowners@bankofny.com	Telephone +44 (0)20 7397 8900

Registrar and transfer agent	Nominated broker
(in the UK)	(for AIM in the UK)
Capita Registrars	Fyshe Horton Finney Limited
The Registry	Charles House
Bourne House	148-149 Great Charles Street
Beckenham	Birmingham B3 3HT
Kent BR34TU	United Kingdom
United Kingdom	Telephone +44 (0)121 236 3111
Telephone +44 (0)870 162 3100

Designed and produced by Cartlidge Levene

www.cartlidgelevene.co.uk

13—14